 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________________

FORM 11-K
_____________________________________

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

[  ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-01043

_____________________________________

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRUNSWICK CORPORATION
1 N. Field Court
Lake Forest, Illinois 60045-4811

Financial Statements and Supplemental Schedule

Brunswick Retirement Savings Plan
December 31, 2015 and 2014, and
Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

Brunswick Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014, and Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Retirement Savings Plan
Lake Forest, Illinois

We have audited the accompanying statements of net assets available for benefits of the Brunswick Retirement Savings Plan (Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Brunswick Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 23, 2016

1

Brunswick Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments at fair value	$112,776,439	$133,630,532
Receivables:
Employer contributions	13,924	19,597
Notes receivable from participants	1,386,384	1,411,883
Total receivables	1,400,308	1,431,480
Total assets and Net assets available for benefits	$114,176,747	$135,062,012

The notes to financial statements are an integral part of these statements.

2

Brunswick Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions
Income:
Interest and dividends from investments	$3,220,504
Interest income on notes receivable from participants	46,143
3,266,647

Contributions:
Participants	3,499,793
Rollovers	441,373
Employer	1,199,640
Total contributions	5,140,806

Other income	34,897

Total additions	8,442,350

Deductions
Net depreciation in fair value of investments	2,615,428
Distributions and withdrawals to participants	26,450,088
Administrative expenses	117,694
Total deductions	29,183,210

Transfers to other plans	(144,405)
Net decrease in net assets available for benefits	(20,885,265)
Net assets available for benefits:
Beginning of year	135,062,012
End of year	$114,176,747

The notes to financial statements are an integral part of these statements.

3

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of the Plan

The following description of the Brunswick Retirement Savings Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective January 1, 1986, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Eligible employees include all groups as identified by the Benefits Administration Committee.

Eligible employees, as identified by the Benefits Administration Committee, who are not eligible to participate in the Brunswick Rewards Plan, must be at least 21 years of age and employed by the Company or a related company to which the Plan has been extended. Attwood union employees who are eligible to participate must be at least 18 years of age.

Employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $18,000 and $6,000, respectively, in 2015, and these combined contributions cannot exceed 40% of the participant’s compensation.

The basic matching contribution for participants in the Plan is 50% of pretax deferrals, up to 6% of compensation. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the year ended December 31, 2015, $13,924 relating to the true-ups of certain participant accounts

4

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

was contributed to the Plan. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either net depreciation in fair value of investments or administrative expenses in the accompanying statement of changes in net assets available for benefits. Participants are charged an annual plan recordkeeping fee of $47 which is deducted from Plan participant's accounts in quarterly increments of $11.75. Prior to July 1, 2014, the annual plan record keeping fee was $50 which was deducted from Plan participant's accounts in quarterly increments of $12.50. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative. There is an annual loan maintenance fee of $25 for the life of the loan. If a participant requests a hardship withdrawal, a fee of $150 will be deducted from their account.

Effective August 1, 2014, the Vanguard Managed Account Program, an advisory service offered by Vanguard Advisers, Inc., was added to the plan. Participants in the Vanguard Managed Account Program are charged an annual management fee based on their account balance, with a minimum annual fee of $60.

5

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Transfer to Other Plans

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero. During the year ended December 31, 2015, $144,405 was transferred from the Plan into the Brunswick Rewards Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net depreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

6

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan. The following are recent accounting pronouncements that have been adopted.

Plan Investment Disclosure: In July 2015, the FASB amended the Accounting Standards Codification (ASC) to simplify the disclosure requirement of employee benefit plans. Among other provisions that do not impact this plan, the amendment eliminates the requirement to disclose investments that are 5% or more of net assets available for benefits as well as the net appreciation or depreciation of fair values by type. Further, all fair value measurement disclosure requirements are to be provided by general type of asset rather than by significant class, either in the statement of net assets available for benefits or in the notes. The plan investment disclosure amendment is to be applied retrospectively and is effective for fiscal years beginning after December 15, 2015. The Company early adopted this amendment for the 2015 plan year-end and it did not have a material impact.

Fair Value Disclosure: In May 2015, the FASB amended the ASC to update the presentation of certain investments measured at net asset value as a practical expedient within the fair value hierarchy. The amendment requires these investments to be removed from the fair value hierarchy categorization and presented as a single reconciling line item between the fair value of investments reported on the statement of net assets and the amounts reported in the fair value hierarchy table. The amendment is to be applied retrospectively and is effective for fiscal years, and the interim periods within those years, beginning after December 15, 2016, with early adoption permitted. The Company early adopted this amendment for the 2015 plan year-end and it did not have a material impact.

3. Investments

Effective December 4, 2014, the TCW Core Fixed Income Fund was added as an investment option and the PIMCO Total Return Fund II was closed in the Plan. All balances in and contributions to the PIMCO Total Return Fund II were moved automatically to the TCW Core Fixed Income Fund as of December 4, 2014.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

7

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices. There are 5 different target date collective trust funds ranging from 2015 through 2055, in ten-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$11,148,338	$—	$—	$11,148,338
Mutual Funds	68,053,229	—	—	68,053,229
Total investments at fair value	$79,201,567	$—	$—	$79,201,567
Investments measured at net asset value (A)				33,574,872
Total investments				$112,776,439

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$15,526,502	$—	$—	$15,526,502
Mutual Funds	81,481,273	—	—	81,481,273
Total investments at fair value	$97,007,775	$—	$—	$97,007,775
Investments measured at net asset value (A)				36,622,757
Total investments				$133,630,532

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

8

Brunswick Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

5. Reconciliation to Form 5500

The following is a reconciliation of Net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$114,176,747	$135,062,012
Adjustment for certain deemed distributions of participant loans	(23,931)	(23,932)
Net assets available for benefits per Form 5500	$114,152,816	$135,038,080

The following is a reconciliation of the Net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2015
Net decrease in net assets available for benefits per the financial statements	$(20,885,265)
Transfer of assets from this Plan	144,405
Net loss per Form 5500	$(20,740,860)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares depreciated in fair value by $76,628 and recognized dividend income of $136,994 during 2015. At December 31, 2015 and 2014, the Plan held 220,715 and 302,897 shares of Brunswick Corporation common stock with fair values of $11,148,338 and $15,526,502, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 14, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 29, 2016, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet issued their final response related to the submission.

9

Brunswick Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #154

December 31, 2015

		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$11,148,338
Total Employer Common Stock		11,148,338

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	11,993,667
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	13,444,320
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	4,538,102
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	1,158,319
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	494,196
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	1,946,268
Total Target Date Retirement Collective Trust		33,574,872

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	12,142,506
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	4,521,281
Templeton Institutional Funds, Inc.	Foreign Equity Series	944,962
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	1,740,123
The Vanguard Group, Inc.*	Institutional Index Fund	18,668,767
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	1,772,456
The Vanguard Group, Inc.*	Prime Money Market Fund Admiral Shares	13,229,896
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	6,428,339
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	4,287,760
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	4,317,139
Total Mutual Funds		68,053,229

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	1,386,384
		$114,162,823

*Represents a party-in-interest to the Plan.

10

Financial Statements and Supplemental Schedule

Brunswick Rewards Plan
December 31, 2015 and 2014, and
Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

Brunswick Rewards Plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014, and Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee
of the Brunswick Rewards Plan
Lake Forest, Illinois

We have audited the accompanying statements of net assets available for benefits of the Brunswick Rewards Plan (Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Brunswick Rewards Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Oak Brook, Illinois
June 23, 2016

Brunswick Rewards Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments at fair value	$995,975,166	$990,933,576
Receivables:
Employer contributions	28,989,168	26,430,227
Notes receivable from participants	13,849,971	13,069,669
Total receivables	42,839,139	39,499,896
Total assets and Net assets available for benefits	$1,038,814,305	$1,030,433,472

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions
Income:
Interest and dividends from investments	$29,560,262
Interest income on notes receivable from participants	433,067
29,993,329

Contributions:
Participants	36,889,823
Rollovers	21,034,854
Employer	46,221,804
Total contributions	104,146,481

Other income	180,863

Total additions	134,320,673

Deductions
Net depreciation in fair value of investments	31,103,756
Distributions and withdrawals to participants	94,822,078
Administrative expenses	799,241
Total deductions	126,725,075

Transfers from other plans	785,235
Net increase in net assets available for benefits	8,380,833
Net assets available for benefits:
Beginning of year	1,030,433,472
End of year	$1,038,814,305

The notes to financial statements are an integral part of these statements.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Description of the Plan

The following description of the Brunswick Rewards Plan (the Plan) provides only general information. Brunswick Corporation (the Company) is the Plan's sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan, established by the Company effective April 1, 1999, is a defined-contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Any related company, as defined in the Plan, may, with the Company’s consent, adopt the Plan. The Plan is administered by the Benefits Administration Committee, consisting of at least three members appointed for indefinite terms by the Company’s Board of Directors. Vanguard Fiduciary Trust Company (the Trustee) is the Trustee of the Plan under a trust agreement with the Company.

Participation

Employees hired on or after January 1, 2015 are immediately eligible to participate in the plan.

Prior to January 1, 2015, employees working at least 24 hours per week are eligible to participate in the Plan on the first day of the month following or coinciding with 60 days of employment. Employees working less than 24 hours per week are eligible to participate on the first day of the month following or coinciding with 12 months of employment. Employees are eligible to participate in the Plan provided they are employed as members of a group of employees of an employer to which the Plan has been extended and are at least 18 years old.

Newly eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of eligible compensation. Employees have a window of 60 days from the date their demographic data is received at the Trustee in which to opt out of the Plan before automatic enrollment. Employees can generally increase, decrease, or cancel their deferrals at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) the Plan’s earnings (losses). Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balances.

Participants may direct their own contributions and related Company contributions into any of the Plan’s fund options. Participants may generally change their elections and transfer balances between funds at any time.

Contributions

Participants may make pretax contributions from 1% to 40% of compensation as defined in the Plan. Contributions are made via payroll deductions and are remitted to the Trustee on the earliest date on which funds can be segregated from the Company’s funds. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. Participant pretax and catch-up contributions were subject to the Internal Revenue Service (IRS) limit of $18,000 and $6,000, respectively, in 2015, and these combined contributions cannot exceed 40% of the participant’s compensation. The Plan also contains an automatic contribution increase feature for certain eligible employees. Specifically, the Plan increases each eligible participant's pretax contribution by 1% (up to a maximum of 10%) in April of each year.

Subject to certain limitations, the Company makes a basic biweekly matching contribution equal to 100% of the first 3% of participant contributions plus 50% of the next 2% of contributions. These contributions are invested in accordance with the participant’s investment elections. Employee catch-up contributions are not eligible for Company match.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2015 and 2014

The Company may make an annual variable retirement contribution of up to 9% of eligible compensation to the accounts of participants employed by the Company as of December 31 of the current plan year. The Company may also make an annual variable retirement contribution to participants that were terminated during the plan year due to death, disability, layoffs, or retirement. Variable retirement contributions are invested in accordance with the participant’s investment elections. Variable retirement contributions for the year ended December 31, 2015 were $27,990,841, of which $27,973,956 were included as employer contributions receivable in the accompanying statements of net assets available for benefits.

The Plan provides a true-up feature, which allows the Company to make up for any missed match that may have occurred due to unequal deferrals. The true-up is performed during the first quarter of the following plan year and takes into account the maximum matching contribution that could have been received and makes up for any difference in comparison to the matching contributions that were actually made. For the year ended December 31, 2015, $1,018,241 relating to the true-ups of certain participant accounts was contributed to the Plan, of which $1,015,212 were included as employer contributions receivable in the accompanying statements of net assets available for benefits. The true-up balance is reflected as a component of employer contributions receivable in the accompanying statements of net assets available for benefits.

Vesting

Eligible participants hired after January 1, 2015, are required to complete two years of service to become fully vested in employer matching contributions and employer variable retirement contributions. Prior to January 1, 2015, eligible participants are fully vested in the balance of all of their accounts at all times.

Notes Receivable From Participants

Active participants may borrow from their interest in the funds held by the Trustee. The minimum loan amount is $1,000. Generally, a participant is not permitted to have more than one loan outstanding at any one time.

Participant loans bear interest, are secured by the participants’ accounts, and are payable over a period not to exceed five years unless the loan is for the purchase of a home, in which case, the loan term may be up to 10 years. The interest rate on loans is fixed at the prime rate reported by Reuters at the initiation of the loan.

If a participant's employment with Brunswick Corporation terminates and the loan balance is not paid in full by the termination date, the participant may make manual payments directly to the Trustee to avoid default. Loans will be subject to default if a payment has not been made for a period of time as outlined by the plan document or if the participant takes a distribution of their account balance.

Payment of Benefits

In-service distributions are allowed for certain cases of financial hardship, upon the participant's attainment of age 59-1/2 or if the participant is still employed after age 70-1/2. Upon termination of employment, participants may elect to roll over account balances into another qualified retirement vehicle or receive a lump-sum distribution. Terminated participants with balances exceeding $1,000 may elect to remain in the Plan and defer payment until such time the participant attains age 70-1/2 and becomes subject to required minimum distributions. Account balances less than $1,000 are distributed as soon as administratively possible following termination of employment.

Administrative Expenses

Investment management fees, recordkeeping fees, agent fees, brokerage commissions and other fees are paid by the Plan’s participants and are included in either net depreciation in fair value of investments or administrative expenses in the accompanying statement of changes in net assets available for benefits. Participants are charged an annual plan recordkeeping fee of $47 which is deducted from Plan participant's accounts in quarterly increments of $11.75. Prior to July 1, 2014, the annual plan record keeping fee was $50 which was deducted from Plan participant's accounts in quarterly increments of $12.50. Participants are charged an administrative fee of $700 to accounts requiring a qualified domestic relations order split. The Plan also charges an administrative fee of $30 to initiate a loan via the automated touch-tone customer service system or $80 to initiate a loan through a representative.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2015 and 2014

There is an annual loan maintenance fee of $25 for the life of the loan. If a participant requests a hardship withdrawal, a fee of $150 will be deducted from their account.

Effective August 1, 2014, the Vanguard Managed Account Program, an advisory service offered by Vanguard Advisers, Inc., was added to the plan. Participants in the Vanguard Managed Account Program are charged an annual management fee based on their account balance, with a minimum annual fee of $60.

Transfers from Other Plans

During the year ended December 31, 2015, $785,235 was transferred into the Plan, including $144,405 transferred from the Brunswick Retirement Savings Plan. Transfers of assets between these plans generally occur if a change in the employment status of an employee, who participates in a Brunswick-sponsored plan, causes the employee to change plans due to eligibility requirements. Among all Brunswick-sponsored plans, the interplan transfers net to zero.

Additionally, as a result of the acquisition of SCIFIT Systems, Inc. (SCIFIT) in the third quarter of 2015, SCIFIT employees were transferred into the plan effective November 16, 2015. Total assets transferred into the Plan relating to SCIFIT employees were $640,830.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, the Benefits Administration Committee can direct that all accounts be distributed to its participants or continued in trust for their benefit. Participants will also become 100% vested at this time.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting.

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Brunswick ESOP Company Stock Fund is a fund composed principally of Brunswick Corporation common stock. Dividends received on shares held in the Brunswick ESOP Company Stock Fund may be reinvested in the Plan or, if elected by the participant, received as cash.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net depreciation includes plan gains and losses on investments bought and sold as well as held during the year.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2015 and 2014

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014 as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements

The Company evaluates the pronouncements of various authoritative accounting organizations, primarily the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission, and the Emerging Issues Task Force, to determine the impact of new pronouncements on GAAP and the impact on the Plan.  The following are recent accounting pronouncements that have been adopted.

Plan Investment Disclosure: In July 2015, the FASB amended the Accounting Standards Codification (ASC) to simplify the disclosure requirement of employee benefit plans. Among other provisions that do not impact this plan, the amendment eliminates the requirement to disclose investments that are 5% or more of net assets available for benefits as well as the net appreciation or depreciation of fair values by type. Further, all fair value measurement disclosure requirements are to be provided by general type of asset rather than by significant class, either in the statement of net assets available for benefits or in the notes. The plan investment disclosure amendment is to be applied retrospectively and is effective for fiscal years beginning after December 15, 2015. The Company early adopted this amendment for the 2015 plan year-end and it did not have a material impact.

Fair Value Disclosure: In May 2015, the FASB amended the ASC to update the presentation of certain investments measured at net asset value as a practical expedient within the fair value hierarchy. The amendment requires these investments to be removed from the fair value hierarchy categorization and presented as a single reconciling line item between the fair value of investments reported on the statement of net assets and the amounts reported in the fair value hierarchy table. The amendment is to be applied retrospectively and is effective for fiscal years, and the interim periods within those years, beginning after December 15, 2016, with early adoption permitted. The Company early adopted this amendment for the 2015 plan year-end and it did not have a material impact.

3. Investments

Effective December 4, 2014, the TCW Core Fixed Income Fund was added as an investment option and the PIMCO Total Return Fund II was closed in the Plan. All balances in and contributions to the PIMCO Total Return Fund II were moved automatically to the TCW Core Fixed Income Fund as of December 4, 2014.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2015 and 2014

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for assets measured at fair value:

Common stock: Valued at the quoted market price held by the Plan at year-end.

Target date retirement collective trust funds: The fair values of investments in target date retirement collective trusts are valued as determined by fund managers based on their net asset values (NAV) and recent transaction prices. There are 5 different target date collective trust funds ranging from 2015 through 2055, in ten-year increments, and an income fund. The asset allocation of each target date retirement collective trust fund (except for the income fund) gradually changes over time according to a targeted retirement year until the fund merges with the income fund. The trusts invest in master trusts that share the same investment objectives, which in turn invest in mutual funds at varying asset allocations as appropriate to adjust to a more conservative mix over time as participants approach their target retirement age. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notification requirement.

Mutual funds: Valued at quoted market prices.

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2015 and 2014

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$50,016,316	$—	$—	$50,016,316
Mutual Funds	625,649,301	—	—	625,649,301
Total investments at fair value	$675,665,617	$—	$—	$675,665,617
Investments measured at net asset value (A)				320,309,549
Total Investments				$995,975,166

The following table sets forth, by level within the fair value hierarchy, the Plan’s investment assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Brunswick Corporation common stock	$53,956,870	$—	$—	$53,956,870
Mutual Funds	621,353,332			621,353,332
Total investments at fair value	$675,310,202	$—	$—	$675,310,202
Investments measured at net asset value (A)				315,623,374
Total investments				$990,933,576

(A) Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

5. Reconciliation to Form 5500

The following is a reconciliation of Net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$1,038,814,305	$1,030,433,472
Adjustment for certain deemed distributions of participant loans	(129,974)	(172,389)
Net assets available for benefits per Form 5500	$1,038,684,331	$1,030,261,083

The following is a reconciliation of the Net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31,
2015
Net increase in net assets available for benefits per the financial statements	$8,380,833
Adjustment for certain deemed distributions of participant loans	42,415
Transfer of assets to this Plan	(785,235)
Net income per Form 5500	$7,638,013

Brunswick Rewards Plan

Notes to Financial Statements

December 31, 2015 and 2014

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Party-In-Interest Transactions

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds units of mutual funds managed by The Vanguard Group, Inc. The Vanguard Group, Inc. is an affiliate of Vanguard Fiduciary Trust Company, the Plan Trustee; therefore, these transactions and the Plan's payment of trustee fees to Vanguard qualify as party-in-interest transactions. The Plan also holds units of the Vanguard target date retirement collective trust funds which are issued by Vanguard Fiduciary Trust Company. The Plan also holds shares of Brunswick Corporation common stock. These shares depreciated in fair value by $641,619 and recognized dividend income of $536,599 during 2015. At December 31, 2015 and 2014, the Plan held 990,226 and 1,052,611 shares of Brunswick Corporation common stock with fair values of $50,016,316 and $53,956,870, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

8. Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 14, 2015 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, Plan management believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. On January 29, 2016, an application was submitted to the IRS to re-affirm that the Plan is and continues to be designated in accordance with applicable sections of the IRC. The IRS has not yet issued their final response related to the submission.

9. Subsequent Events

On January 20, 2016, the Company acquired 100 percent of privately held Cybex International, Inc. (Cybex). Cybex's active plan participants will become participants of the Plan on January 1, 2017, while Cybex's assets related to the plan will be merged with the Plan in the first quarter of 2017. The anticipated merger of Cybex plan assets and plan participants is not material to the Plan.

Brunswick Rewards Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 36-0848180 Plan #170

December 31, 2015

		Current
Identity of Issuer	Description of Investment	Value

Employer Common Stock
Brunswick Corporation*	Brunswick ESOP Company Stock Fund	$50,016,316
Total Employer Common Stock		50,016,316

Target Date Retirement Collective Trust
Vanguard Fiduciary Trust Company*	Target Retirement 2015 Trust II	49,495,252
Vanguard Fiduciary Trust Company*	Target Retirement 2025 Trust II	117,122,860
Vanguard Fiduciary Trust Company*	Target Retirement 2035 Trust II	81,729,946
Vanguard Fiduciary Trust Company*	Target Retirement 2045 Trust II	57,484,960
Vanguard Fiduciary Trust Company*	Target Retirement 2055 Trust II	7,970,832
Vanguard Fiduciary Trust Company*	Target Retirement Income Trust II	6,505,699
Total Target Date Retirement Collective Trust		320,309,549

Mutual Funds
MainStay Investments	Large Cap Growth Fund, Class R6	94,240,227
Wells Fargo Funds Distributor, LLC	Advantage Common Stock Fund Institutional Class	56,201,263
Templeton Institutional Funds, Inc.	Foreign Equity Series	5,288,985
The TCW Group, Inc.	Core Fixed-Income Fund; Class Institutional	15,486,480
The Vanguard Group, Inc.*	Institutional Index Fund	164,500,944
The Vanguard Group, Inc.*	Extended Market Index Fund Institutional Shares	27,628,068
The Vanguard Group, Inc.*	Prime Money Market Fund Admiral Shares	86,827,138
The Vanguard Group, Inc.*	Total Bond Market Index Fund Institutional Shares	69,078,724
The Vanguard Group, Inc.*	Total International Stock Index Fund Institutional Shares	57,612,354
The Vanguard Group, Inc.*	Windsor II Fund Admiral Shares	48,785,118
Total Mutual Funds		625,649,301

Participant Loans*	Loans to participants, bearing interest from 3.25% to 8.25%, with varying maturities	13,849,971
		$1,009,825,137

*Represents a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brunswick Retirement Savings Plan
Brunswick Rewards Plan

By: BRUNSWICK CORPORATION
as Administrator of the Plans

Date: June 23, 2016	By: /s/ BRENNA PREISSER
Brenna Preisser
Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm